NO ACT

PE
3-8-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005992

March 21, 2011

James Earl Parsons
Coordinator
Corporate Securities & Finance
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 18, 2011 concerning the shareholder proposal submitted by Amalgamated Bank's LongView Large Cap 500 Index Fund for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that ExxonMobil therefore withdraws its January 21, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005-6705

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

March 18, 2011

VIA E-mail

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Executive Compensation Policy

Gentlemen and Ladies:

Reference is made to our prior letter dated January 21, 2011, regarding a shareholder proposal submitted for ExxonMobil's upcoming annual meeting by the Amalgamated Bank LongView Large Cap 500 Index Fund, and related correspondence.

Enclosed is a letter from the proponent withdrawing the proposal. We therefore withdraw our request for no-action relief from the staff with respect to this matter.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent's representative and the co-filer by overnight delivery service.

Sincerely,

Jim Parsons

James Earl Parsons

JEP/jep
Enclosures

cc: Amalgamated Bank LongView Large Cap 500 Index Fund (proponent)
Hitchcock Law Firm PLLC (proponent's representative)

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

16 March 2011

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

By e-mail and facsimile: (972) 444-1505

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Rosenthal:

This will confirm that Amalgamated Bank's LongView Large Cap 500 Index Fund (the Afund") hereby withdraws the shareholder proposal submitted for inclusion in the company's 2011 proxy materials. This withdrawal is based on the disclosures being made by the company on the topic of the proposal and the dialogue we were able to have with the company.

Thank you for the dialogue. Please let me know if you have any questions in this regard.

Very truly yours,

Cornish F. Hitchcock

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 16, 2011

VIA E-mail

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Executive Compensation Policy

Gentlemen and Ladies:

Reference is made to our prior letter dated January 21, 2011, regarding a shareholder proposal submitted for ExxonMobil's upcoming annual meeting by the Amalgamated Bank LongView Large Cap 500 Index Fund. We hereby confirm that we are respectfully requesting the staff to confirm that it will take no-action if we omit the proposal from our proxy material for the reasons given in the prior letter.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent's representative and the co-filer by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc: Amalgamated Bank LongView Large Cap 500 Index Fund (proponent)
Hitchcock Law Firm PLLC (proponent's representative)

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-6705
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

10 February 2011

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Via e-mail

Re: Request for no-action relief filed by Exxon Mobil Corporation

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund") I am responding to the letter from counsel for Exxon Mobil Corporation ("Exxon Mobil or the "Company") dated 21 January 2011 ("Exxon Mobil Letter"). In that letter Exxon Mobil requests no-action relief as to a shareholder proposal submitted by the Fund for inclusion in the proxy materials to be distributed for the 2011 annual meeting. For the reasons set forth below, the Fund respectfully asks the Division to deny the requested relief. We would be grateful as well if you could send a copy of the Division's decision to the undersigned by fax or e-mail.

The Fund's Proposal.

The Fund's resolution asks Exxon Mobil to adopt a policy that "incentive compensation for senior executives should include a range of non-financial measures based on sustainability principles and reducing any negative environmental impacts related to Company operations." The resolution defines "sustainability" as referring to the methods by which the environmental, social and economic considerations are integrated into long-term corporate strategy.

The supporting statement notes how a significant portion of senior executive compensation is incentive compensation, including annual cash bonuses and long-term incentive awards. The statement cites the importance of this pay as reasons for the Company to consider and disclose a variety of factors used to make these determinations. The statement notes that apart from general references to "safety, health and environmental performance" that are considered in incentive pay determinations, only one safety-related item is disclosed with no information as to how more specific considerations enter the incentive pay calculus.

The statement highlights the significance of sustainability after BP's 2010 Deepwater Horizon oil spill, which caused significant losses to BP shareholders as well as the environment, communities and businesses that otherwise had little contact with BP. The statement cites the importance of sustainability issues to Exxon Mobil, citing the Company's reports of various oil, chemical and drilling fluid spills in recent years.

Exxon Mobil's Objection.

Exxon Mobil's objection is limited to an assertion that the proposal has been "substantially implemented" and may thus be excluded under Rule 14a-8(i)(10). We answer as follows.

Analysis.

The Company argues that its most recent Compensation Disclosure & Analysis makes reference to "safety, health and environmental performance" as one of the "areas" upon which executive compensation decisions are based. Exxon Mobil Letter at 3. The Company adds that it does not use quantitative targets or formulas, citing a limited number of metrics and adding that a problem in the safety, health or environmental performance in a business unit could result in incentive award being reduced even if an executive's performance against financial and other criteria is superior. Exxon Mobil Letter at 4.

However, these statements do not come close to adopting the policy that the Fund is requesting. The proposal asks the board to "consider and disclose a variety of factors in determining incentive pay, including incorporating metrics that promote sustainable value creation and negative environmental impacts."

The proposal thus asks for a "policy" that is different from the Company's current practices. If shareholders favor the Company's current approach, with only general reference to "safety, health and environmental" issues and no consideration of quantitative metrics, then the appropriate response would be to vote against the proposal. On the other hand, if shareholders favor a more metrics-oriented approach, they may wish to vote for the proposal.

Moreover, the general reference to "safety, health and environmental" issues covers only some of the elements in the proposal's definition of sustainability, which focuses more broadly on "environmental, social and economic" concerns. The Company's Corporate Citizenship Report ("CCR"), upon which Exxon Mobil also relies, mentions some sustainability issues, but the proxy does not disclose the link between incentive compensation and other sustainability issues, *e.g.*, managing climate risk, economic development, human rights and security, corporate governance, employee relations, community involvement, supplier relations.

Nor does the Company disclose the criteria, factors, considerations, or any policy related to environmental, health and safety performance that are used in computing incentive pay. As the supporting statement notes, only one safety-related factor is now disclosed (lost-time incident rate). Even if the Company does not require executives to achieve specific quantitative goals in certain areas (*e.g.*, fewer than X number of spills), there is no indication of other criteria that are considered or reference to how the company approaches health, safety and environmental performance issues and integrates them into incentive pay.

Nor does the Company attempt to report whether its criteria are used in a predictive manner, rather than a reactive manner. Differently put, does the Company consider leading indicators, or does it look only to lagging indicators? For example, how does the company incorporate environmental performance factors? Are they based on "lagging indicators" such as number of oil spills or volume of oil spills, or are leading indicators such as "near misses" examined as well? Do health and safety considerations only examine lagging indicators such as recordable incident rates or missed days, or are leading factors considered, such as equipment maintenance and monitoring or system compliance and effectiveness assessments?

These are some of the questions that remain open even after the Company's cited disclosures. To prevail under Rule 14a-8(i)(10), a company must demonstrate what it has done to address the core concerns raised by the proposal. *See Dow Chemical Co.* (23 February 2005); *Exxon Mobil Corp.* (24 March 2003); *Johnson & Johnson* (25 February 2003); *Exxon Mobil Corp.* (27 March 2002); *Raytheon* (Feb. 26, 2001); *Oracle Corp.* (15 August 2000). The Company has not done so here.

Conclusion.

For these reasons, the Fund respectfully asks the Division to deny the no-action relief requested by Exxon Mobil.

Thank you for your consideration of the matters raised in this letter. Please do not hesitate to contact me directly if you have any questions or if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

cc: James E. Parsons, Esq.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 21, 2011

VIA E-mail

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Executive Compensation Policy

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Amalgamated Bank LongView Large Cap 500 Index Fund and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

B. Analysis.

The text of the proposal is as follows:

> *RESOLVED: The shareholders of Exxon Mobil Corporation ask the board of directors to adopt a policy that incentive compensation for senior executives should include a range of non-financial measures based on sustainability principles and reducing any negative environmental impacts related to Company operations. For purposes of this resolution, "sustainability" refers to the methods by which environmental, social and economic considerations are integrated into long-term corporate strategy.*

It is ExxonMobil's long-standing policy that incentive compensation decisions for senior executives include a range of non-financial measures including environmental, social, health, and other sustainability measures. Our executive compensation program is fundamentally based not on quantitative formulas but on the Compensation Committee's considered judgment, taking into account a wide range of factors. As explained on page 26 of the Compensation Discussion & Analysis section of our most recent proxy statement dated April 13, 2010 (copy enclosed as Exhibit 2) (emphasis added):

Compensation decisions are based on the results achieved in the following areas over multiple year periods:

- Total shareholder return;
- Earnings;
- Return on capital employed;
- Cash returned to shareholders;
- **Safety, health, and environmental performance**;
- Operating performance of the Upstream, Downstream, and Chemical segments;
- Business controls; and,
- Effectiveness of actions that support the long-term, strategic direction of the Company.

- The *decision-making process* with respect to compensation requires judgment, taking into account business and individual performance and responsibility. *Quantitative targets or formulas are not used* to assess individual performance or determine the amount of compensation. The Compensation Committee assesses the results described above against a broad range of goals and objectives and takes into consideration multiple external factors that influence these results.

The purpose of this relatively subjective approach is to accomplish precisely what the proposal requests: to incorporate factors beyond financial performance into the executive compensation decision-making process, including environmental and other factors that may not be susceptible to precise numeric measurement.

As further explained on page 35 of the CD&A (emphasis added), safety, health and environmental performance is integral to each executive's performance evaluation. A problem in these areas would likely result in the executive's receiving an unfavorable performance evaluation and an appropriate negative adjustment in incentive compensation:

- The performance of all officers is also assessed by the Board of Directors throughout the year during specific business reviews and Board committee meetings that provide reports on strategy development; operating and financial results; **safety, health, and environmental results**; business controls; and, other areas pertinent to the general performance of the Company.

- The Committee does not use quantitative targets or formulas to assess executive performance or determine compensation. The Compensation Committee does not assign weights to the factors considered. Formula-based performance assessments and compensation typically require emphasis on two or three business metrics. For the Company to be an industry leader and effectively manage the technical complexity and global scope of ExxonMobil, the most senior executives must advance multiple strategies and objectives in parallel, versus emphasizing one or two at the expense of others that require equal attention.

- An executive's performance must be high in all key performance areas for the executive to receive an overall superior evaluation. Outstanding performance in one area will not cancel out poor performance in another. For example:
  - **A problem in safety, health, or environmental performance in a business unit for which the executive is responsible could result in an executive's incentive award being reduced even though the executive's performance against financial and other criteria was superior.**

The supporting statement to the proposal questions our commitment to incorporating sustainability factors into our executive compensation decision-making process on the basis that the CD&A does not include extensive discussion of environmental metrics. The Compensation Committee did not believe extensive discussion of specific environmental performance factors was necessary in last year's CD&A since we already provide such information in other publications such as the annual Corporate Citizenship Report[1] available on our website. We confirm that, to the extent a particular environmental or sustainability factor constitutes a material factor resulting in a change in year-over-year compensation for a named executive officer, such factor would be specifically discussed in the applicable CD&A. In any case, the proponent's argument is irrelevant because the proposal relates to executive compensation policy, not to executive compensation disclosure. As the above discussion demonstrates, ExxonMobil's executive compensation policy already incorporates consideration of environmental and other sustainability factors as the proposal requests.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008). Moreover, in an analogous situation, the Staff has permitted exclusion of a proposal on substantially implemented grounds where a company informed the Staff in its no-action request that the information requested in a shareholder proposal would be included in an upcoming proxy statement. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 28, 2007) (concurring in the exclusion of a proposal under Rule 14a-8(i)(10) as substantially implemented where the proponent requested a report on the company's relationships with its compensation consultants and the company agreed to provide such disclosure in the upcoming proxy statement); *Honeywell International, Inc. (Service Employees International Union)* (avail. Feb. 21, 2007). Accordingly, the proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

---

[1] http://www.exxonmobil.com/Corporate/Imports/ccr2009/community_ccr.aspx

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the proponent and its representative by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:
Amalgamated Bank LongView Large Cap 500 Index Fund (proponent)
Hitchcock Law Firm PLLC (proponent's representative)

EXHIBIT 1

FAX COVER SHEET

TO	David S. Rosenthal
COMPANY	Exxon Mobil Corp.
FAX NUMBER	19724441505
FROM	Con Hitchcock
DATE	2010-12-06 17:20:57 GMT
RE	Shareholder proposal

COVER MESSAGE

Hard copy is being sent today via UPS.

SHAREHOLDER PROPOSAL

DEC 6 2010

NO. OF SHARES__________

DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: [illegible]

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

6 December 2010

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

By UPS and facsimile: (972) 444-1505

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Rosenthal:

On behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund"), I enclose a shareholder resolution for inclusion in the proxy materials that Exxon Mobil Corporation plans to circulate to shareholders in anticipation of the 2011 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to sustainability issues.

The Fund is an S&P 500 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of Exxon Mobil common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2011 annual meeting, which a representative is prepared to attend.

The Fund would be pleased to engage in a dialogue with the Company with respect to the issues raised by its resolution. Please let me know if this is something in which you would be interested.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Exxon Mobil Corporation ask the board of directors to adopt a policy that incentive compensation for senior executives should include a range of non-financial measures based on sustainability principles and reducing any negative environmental impacts related to Company operations. For purposes of this resolution, "sustainability" refers to the methods by which environmental, social and economic considerations are integrated into long-term corporate strategy.

SUPPORTING STATEMENT

As shareholders, we support executive compensation policies that motivate and reward senior executives for actions that contribute to Exxon Mobil's long-term financial growth.

An important element of senior executive compensation is incentive compensation, including both annual cash bonuses and long-term incentive awards. These awards are the predominant form of compensation for Hess senior executives. According to last year's proxy statement, incentive compensation (bonuses and long-term pay) comprised over 70% of the total compensation for the five most senior executives that year.

Considering the significance that incentive pay plays in the Company's overall compensation policies, we believe it is important for the board of directors to ensure that compensation incentives are aligned with business strategies for creating sustainable, long-term shareholder value and mitigating risks that can have a detrimental impact on value creation. Accordingly, we believe the Board should consider and disclose a variety of factors in determining incentive pay, including incorporating metrics that promote sustainable value creation and reduce negative environmental impacts.

The Company's compensation policy generally refers to "safety, health and environmental performance" as factors in compensation decisions, but apart from one safety-related reference (the Company's lost-time incident rate), there is no information as to how specific considerations affect incentive pay.

We believe that the need for a greater emphasis on sustainability factors in incentive pay is highlighted by BP's 2010 Deepwater Horizon oil spill, which caused significant losses to BP shareholders, as well as to the environment, communities and businesses that otherwise may have had little contact with BP.

Deepwater operations are an important element in the Company's operations, and we thus agree with Chairman and CEO Tillerson, who said in the Company's *2009 Corporate Citizenship Report* that events in the Gulf "are a reminder to our entire industry of the need to be every vigilant in protecting people, local communities and the environment. We also agree with the statement in that Report that "successful companies are those that see business objectives and sustainability objectives as interlinked."

The importance of integrating sustainability factors into senior executive incentive compensation is also illustrated by the fact that the Company experienced over 250 oil, chemical and drilling fluid spills annually from 2006 through 2009. In addition, 86,000 barrels of hydrocarbons were spilled over the last four years.

We note that guidance in determining the appropriate factors is available from various sources, including the Global Reporting Initiative (www.globalreporting.org), which focuses on six broad areas (direct economic impacts, environmental, labor practices, human rights, society, and product responsibility).

We urge you to vote FOR this proposal.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 9, 2010

VIA UPS – OVERNIGHT DELIVERY

Mr. Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW, Suite 800
Washington, DC 20005

Dear Mr. Hitchcock:

This will acknowledge receipt of the proposal concerning an executive compensation policy, which you have submitted on behalf of the Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Proponent") in connection with ExxonMobil's 2011 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 6, 2010), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

Mr. Cornish F. Hitchcock
Page two

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

DSR/sjn

Enclosure

Electronic Code of Federal Regulations:

§ 240.14a-8 Shareholder proposals.

top

Link to an amendment published at 75 FR 56782, Sept. 16, 2010.

Link to a delay published at 75 FR 64641, Oct. 20, 2010.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

i) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) nd/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, eflecting your ownership of the shares as of or before the date on which the one-year eligibility period egins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by ubmitting to the company:

) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your wnership level;

) Your written statement that you continuously held the required number of shares for the one-year eriod as of the date of the statement; and

) Your written statement that you intend to continue ownership of the shares through the date of the mpany's annual or special meeting.

Question 3: How many proposals may I submit? Each shareholder may submit no more than one oposal to a company for a particular shareholders' meeting.

Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES________
COMMENT:________
ACTION:________

13 December 2010

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

By UPS and facsimile: (972) 444-1505

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Rosenthal:

After sending you a shareholder proposal last week on behalf of Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund"), we noticed a typographical error in the second paragraph of the supporting statement and would be grateful if you could substitute the attached text. We regret any inconvenience.

Thank you for your attention to this matter.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of Exxon Mobil Corporation ask the board of directors to adopt a policy that incentive compensation for senior executives should include a range of non-financial measures based on sustainability principles and reducing any negative environmental impacts related to Company operations. For purposes of this resolution, "sustainability" refers to the methods by which environmental, social and economic considerations are integrated into long-term corporate strategy.

SUPPORTING STATEMENT

As shareholders, we support executive compensation policies that motivate and reward senior executives for actions that contribute to Exxon Mobil's long-term financial growth.

An important element of senior executive compensation is incentive compensation, including both annual cash bonuses and long-term incentive awards. These awards are the predominant form of compensation for Exxon Mobil's senior executives. According to last year's proxy statement, incentive compensation (bonuses and long-term pay) comprised over 70% of the total compensation for the five most senior executives that year.

Considering the significance that incentive pay plays in the Company's overall compensation policies, we believe it is important for the board of directors to ensure that compensation incentives are aligned with business strategies for creating sustainable, long-term shareholder value and mitigating risks that can have a detrimental impact on value creation. Accordingly, we believe the Board should consider and disclose a variety of factors in determining incentive pay, including incorporating metrics that promote sustainable value creation and reduce negative environmental impacts.

The Company's compensation policy generally refers to "safety, health and environmental performance" as factors in compensation decisions, but apart from one safety-related reference (the Company's lost-time incident rate), there is no information as to how specific considerations affect incentive pay.

We believe that the need for a greater emphasis on sustainability factors in incentive pay is highlighted by BP's 2010 Deepwater Horizon oil spill, which caused significant losses to BP shareholders, as well as to the environment, communities and businesses that otherwise may have had little contact with BP.

Deepwater operations are an important element in the Company's operations, and we thus agree with Chairman and CEO Tillerson, who said in the Company's *2009 Corporate Citizenship Report* that events in the Gulf "are a reminder to our entire industry of the need to be every vigilant in protecting people, local communities and the environment. We also agree with the statement in that Report that "successful companies are those that see business objectives and sustainability objectives as interlinked."

The importance of integrating sustainability factors into senior executive incentive compensation is also illustrated by the fact that the Company experienced over 250 oil, chemical and drilling fluid spills annually from 2006 through 2009. In addition, 86,000 barrels of hydrocarbons were spilled over the last four years.

We note that guidance in determining the appropriate factors is available from various sources, including the Global Reporting Initiative (www.globalreporting.org), which focuses on six broad areas (direct economic impacts, environmental, labor practices, human rights, society, and product responsibility).

We urge you to vote FOR this proposal.

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

16 December 2010

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039

By UPS and facsimile: (972) 444-1199

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Rosenthal:

Thank you for your letter of the 9th regarding confirmation of ownership from Amalgamated Bank's LongView Large Cap 500 Index Fund (the "Fund").

The attached letter was sent to you on December 6th, and it may have been received after your letter was mailed. If you have not received it, and if the attached copy is not adequate, please advise.

With respect to other questions raised in your letter, there are no co-filers. If the matter does proceed to a vote, we will provide documentation in time for your meeting.

We appreciate the offer to have a discussion of the merits and look forward to hearing from you.

Please do not hesitate to contact me if there is anything further that I can provide.

Very truly yours,

Cornish F. Hitchcock


AMALGAMATED
BANK.

6 December 2010

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Via courier

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Rosenthal:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the - "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 1,060,402 shares of Exxon Mobil Corporation common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2011 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance



Prog ok

AMALGAMATED BANK.

SHAREHOLDER RELATIONS

DEC 14 2010

NO. OF SHARES________
COMMENT:________
ACTION:________



RECEIVED
DEC 14 2010
D. S. ROSENTHAL

6 December 2010

Mr. David S. Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Via courier

Re: Shareholder proposal for 2011 annual meeting

Dear Mr. Rosenthal:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the - "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 1,060,402 shares of Exxon Mobil Corporation common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2011 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance

EXHIBIT 2

Exhibit 2

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis and Executive Compensation Tables are organized as follows:

Overview

Providing energy to meet the world's demands is a complex business. We meet this challenge by taking a long-term view rather than reacting to short-term business cycles. The compensation program of ExxonMobil aligns with and supports the long-term business fundamentals and core business strategies outlined below and illustrated in the model on page 27.

Business Environment

- Long investment horizons;
- Large capital investments;
- Worldwide diverse resources and markets; and,
- Commodity-based, cyclical product prices.

Key Business Strategies

- Long-term growth in shareholder value;
- Disciplined, selective, and long-term focus in making investments;
- Operational excellence; and,
- Industry-leading returns on capital and superior cash flow.

Key Elements of the Compensation Program

The key elements of our compensation program and staffing objectives that support the business fundamentals and strategies are:

- Long-term ***career orientation*** with high individual performance standards (see page 28);
- Base ***salary*** that rewards individual experience and performance (see page 28);
- Annual ***bonus*** grants based on business performance, as well as individual experience and performance (see pages 28-29);
- Payment of a large portion of executive compensation in the form of ***equity*** with long mandatory holding periods that extend beyond retirement (see pages 29-31); and,
- ***Retirement*** benefits (pension and savings plans) that provide for financial security after

employment (see pages 31-32).

Other Supporting Compensation and Staffing Practices

- Executives are "at-will" employees of the Company. They ***do not have employment contracts, a severance program, or any benefits triggered by a change in control.***
- A strong program of ***management development and succession planning*** is in place to reinforce a career orientation and provide continuity of leadership.
- We do not believe that our compensation policies and practices create any material adverse risks for the Company. ***Inappropriate risk-taking is discouraged*** by requiring senior executives to hold a substantial portion of their equity incentive award for their entire career and beyond retirement. These lengthy holding periods are tailored to our business model. Furthermore, payout of 50 percent of the annual bonus is delayed and subject to risk of forfeiture. The timing of the payout is determined by earnings performance.
- All U.S. executives, including the CEO, the other Named Executive Officers, and about 1,200 other U.S. executives, participate in ***common programs*** (the same salary, incentive, and retirement

programs). Within these programs, the compensation of executives is differentiated based on individual experience, level of responsibility, and performance assessment.

- ***No tax assistance*** is provided by the Company on any elements of executive officer compensation or perquisites other than relocation. The relocation policy is a broad-based program that applies to all transferred U.S. professional and executive employees.
- Substantial amounts of executive compensation are at ***risk of forfeiture*** in case of detrimental activity, unapproved early termination, or material negative restatement of financial or operating results.
- The Company ***does not reprice equity incentive awards.*** The utilization of restricted stock instead of stock options and the determination of annual grants on a share-denominated versus price basis help reinforce this practice.
- Equity compensation is not included in pension calculations.

Business Performance and Basis for Compensation Decisions

- Compensation decisions are based on the results achieved in the following areas over multiple year periods:
  - Total shareholder return;
  - Earnings;
  - Return on capital employed;
  - Cash returned to shareholders;
  - Safety, health, and environmental performance;
  - Operating performance of the Upstream, Downstream, and Chemical segments;
  - Business controls; and,
  - Effectiveness of actions that support the long-term, strategic direction of the Company.
- The ***decision-making process*** with respect to compensation requires judgment, taking into account business and individual performance and responsibility. ***Quantitative targets or formulas are not used*** to assess individual performance or determine the amount of compensation. The Compensation Committee assesses the results described above against

a broad range of goals and objectives and takes into consideration multiple external factors that influence these results.

Key Changes for Named Executive Officers in 2009

- Bonus awards to the Named Executive Officers in 2009 were reduced by amounts ranging from 32 to 40 percent versus 2008.
- Equity awards were granted in the form of restricted stock in 2009. The Named Executive Officers were granted the same number of shares as in 2008, except for Mr. Dolan, whose grant was increased. The grant date fair value of each restricted share for the 2009 grant was 4 percent lower versus 2008.

Table of Contents

People and Business Strategies Model

The following summary illustrates how the compensation and executive development strategies support and integrate with ExxonMobil's business model. This integrated approach supports long-term ***growth in shareholder value.***

Fully Integrated People and Business Strategies Model



Business Environment
Long Investment Horizons — Large Capital Investments — Worldwide Market — Cyclical Prices
Long-Term Orientation
Providing energy to meet the world's demands is a complex business — We meet this challenge by taking a long-term view on all aspects of our business, including compensation strategies
Business Model to Achieve Growth in Shareholder Value
Disciplined Investment — Operational Excellence — Industry-Leading Returns — Superior Cash Flow
Career Recruiting
Attract and retain for a career the best talent available
Talent at the senior levels is developed internally and not sourced externally
Compensation
Consistent with our long-term focus, pay is performance-based, not reliant on narrow targets/formulas
Pay decisions reflect well-informed judgments that consider many long-term factors
Large portion is equity with long holding periods beyond retirement; risk of forfeiture applies
BUSINESS PERFORMANCE
Performance Assessment and Ranking
Strong culture of performance and rigorous annual ranking process worldwide
Senior executives must perform at the highest levels or they are replaced from within
Absence of employment contracts increases performance incentive
Succession Planning
Career orientation and promotion from within strengthen continuity of leadership at all levels
No employment contracts or severance agreements
Long Company service of Named Executive Officers (29 to over 38 years)
Management Development
Significant investment by the Company over a career to develop successful executive talent
Common set of strong leadership fundamentals Company-wide
Senior executives must have experience with all phases of the business cycle to be effective leaders

Table of Contents

Key Elements of the Compensation Program

Career Orientation

- It is our objective to attract and retain for a career the best talent available.
- It takes a long period of time and a significant investment to develop the experienced executive talent necessary to succeed in the oil and gas business; senior executives must have experience with all phases of the business cycle to be effective leaders.
- Career orientation among a dedicated and highly skilled workforce, combined with the highest performance standards, contributes to the Company's leadership in the industry and serves the interests of shareholders in the long term.
- The long Company service of executive officers reflects this strategy at all levels of the organization.
  - The Named Executive Officers have career service ranging from 29 to over 38 years.
  - The other executive officers of the Corporation have on average over 28 years of career service.
- Consistent with our long-term career orientation, high-performing executives typically earn substantially higher levels of compensation in the final years of their careers than in the earlier years.
  - This pay practice reinforces the importance of a long-term focus in making decisions that are key to business success.
  - Because the compensation program emphasizes individual experience and long-term performance, executives holding similar positions may receive substantially different levels of compensation.

Salary

- Salaries provide executives with a base level of income.
- The level of annual salary is based on the executive's responsibility, performance assessment, and career experience.
- Salary decisions directly affect the level of retirement benefits since salary is included in retirement-benefit formulas. The level of retirement benefits is, therefore, performance-based like other elements of compensation.

Bonus

- The 2009 annual bonus pool was $139 million versus $232 million in 2008, a decrease of 40 percent. This reflects the combined value at grant of cash and Earnings Bonus Units.
- The annual bonus program is highly variable depending on annual financial and operating results.
- The size of the annual bonus pool is based on the annual earnings of the Company and other business performance factors as described under "Business Results Considered" on page 34.
- In setting the size of the annual bonus pool and individual executive awards, the Compensation Committee:
  - Secures input from the Chairman on the performance of the Company and from the Compensation Committee's external consultant regarding compensation trends across industries.
  - Uses judgment to determine the overall size of the annual bonus pool, taking into consideration the cyclical nature and long-term orientation of the business.
- To recognize the cyclical nature of the commodities business in which we operate and the long-term orientation of our business model, the annual bonus pool and individual grants are managed to recognize only a portion of the change in annual earnings performance both on the upside and

downside. For example, when earnings increase, the full percentage change in earnings is not reflected in the bonus pool. The size of the individual awards within the bonus pool is differentiated among participants based on individual performance assessments, experience, and level of responsibility.

- The annual bonus program incorporates unique elements to further reinforce retention and recognize performance. Awards under this program are generally delivered as:

50% Cash Paid in year of grant	+	**50% Earnings Bonus Units** Delayed payout based on earnings performance	=	**Annual Bonus**

- Earnings Bonus Units are cash awards that are tied to future cumulative earnings per share. Earnings Bonus Units pay out when a specified level of cumulative earnings per share is achieved or within three years at a reduced level.
  - For bonus awards granted in 2009, the trigger or cumulative earnings per share required for payout of the delayed portion is $5.75 per unit, which is the same as 2008.
  - If cumulative earnings per share do not reach $5.75 within three years, the delayed portion of the bonus would be reduced to an amount equal to the number of units times the actual cumulative earnings per share over the period.
  - The intent of the earnings per share trigger is to tie the timing of the bonus payment to the rate of the Corporation's future earnings and not to decrease the amount of the payment, although it is at risk of forfeiture as described below. Thus the trigger of $5.75 is intentionally set at a level that is expected to be achieved within the three-year period.
  - Prior to payment, the delayed portion of a bonus may be forfeited if the executive leaves the Company before the standard retirement age, or engages in activity that is detrimental to the Company.
  - Cash and Earnings Bonus Unit payments are subject to ***recoupment*** in the event of material negative restatement of the Corporation's reported financial or operating results. Even though a restatement is unlikely given ExxonMobil's high ethical standards and strict compliance with accounting and other regulations applicable to public companies, a recoupment policy was approved by the Board of Directors to reinforce the well-understood philosophy that incentive awards are at risk of forfeiture and that how we achieve results is as important as the actual results.

Equity

- Equity compensation accounts for a substantial portion of total compensation to align the personal financial interests of executives with the long-term interests of shareholders.
- It is the objective to grant 50 to 70 percent of a senior executive's total compensation in the form of restricted stock as measured by grant date fair market value, as described beginning on page 36.
- The Compensation Committee makes grant decisions on a share-denominated basis rather than a price basis. The Committee does not support a practice of offsetting the loss or gain of prior restricted stock grants by the value of current year grants. This practice would minimize the risk/reward profile of equity-based awards and undermine the long-term view that executives are expected to adopt.
- The Corporation also compares the total value of restricted stock grants against the combined value of all forms of long term awards by comparator companies through an annual benchmarking process, and makes adjustments as necessary (see page 33).

Table of Contents

Rationale

- Given the long-term orientation of our business, granting equity in the form of restricted stock with long vesting provisions keeps executives focused on the fundamental premise that decisions made currently affect the performance of the Corporation and Company stock many years into the future.
- Long restricted stock vesting periods that extend beyond retirement support a long-term risk/reward profile that aligns with underlying business fundamentals and discourages inappropriate risk taking.
- The long restriction periods reinforce the Company's focus on growing shareholder value over the long term by subjecting a large percentage of executive compensation and personal net worth to the long-term return on ExxonMobil stock realized by shareholders.
- Restricted stock removes employee discretion on the sale of Company-granted stock holdings and reinforces the retention objectives of the compensation program.

Restriction Periods

- The restriction periods for ExxonMobil's stock grants to the most senior executives are among the longest of public companies.
  - 50 percent of each grant is restricted for five years; and,
  - The balance is restricted for 10 years or until retirement, whichever is later.
- For the most senior executives, more than half of the total amount of restricted stock may not be sold or transferred until after the executive retires.
- The restricted period for stock awards is not subject to acceleration, except in the case of death.

Forfeiture Risk and Hedging Policy

- Restricted stock is subject to forfeiture if an executive:
  - Leaves the Company before standard retirement time (defined as age 65 for U.S. employees). In the event of early retirement prior to the age of 65 (i.e., age 55 to 64), the Compensation Committee must approve the retention of awards by an executive officer.
  - Engages in activity that is detrimental to the Company, even if such activity occurs or is discovered after retirement.
- Company policy prohibits all employees, including executives, from entering into put or call options on ExxonMobil common stock or futures contracts on oil or gas.

Share Utilization

- The Compensation Committee establishes a ceiling each year for annual stock awards. The overall number of shares granted in the restricted stock program in 2009 represents dilution of 0.2 percent, which is well below the average of the other large U.S.-based companies benchmarked for compensation and incentive program purposes based on historical grant patterns.
- The Company has a long-established practice of purchasing shares in the marketplace to eliminate the dilutive effect of stock-based incentive awards.

Prior Stock Programs

- All equity awards granted since 2003 are granted under the Corporation's 2003 Incentive Program. All equity-based awards (including stock options and restricted stock) granted prior to 2003 that remain outstanding were granted under the Corporation's 1993 Incentive Program (other than awards granted by Mobil Corporation prior to the merger). No further grants can be made under the 1993 Incentive Program.

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- Prior to 2002, ExxonMobil granted Career Shares to the Company's most senior executives.
  - Career Shares vest the year following an executive's retirement and are subject to forfeiture on substantially the same terms as current grants of restricted stock. The long vesting period further aligns the personal financial interests of executives with the long-term interests of shareholders, and helps ExxonMobil retain senior executives for the duration of their careers.
  - The Corporation ceased granting Career Shares in 2002 when the Corporation began granting restricted stock to the broader executive population in lieu of stock options.
  - Restricted stock and long mandatory holding periods achieve the same objectives as Career Shares, and, therefore, it is unnecessary to grant both Career Shares and the current form of restricted stock.
  - Career Shares could be granted again in the future under the Corporation's 2003 Incentive Program, but there are no current plans to make such grants.
- Before the merger, Mobil Corporation granted retention awards under the former Mobil Corporation Management Retention Plan. Retention awards are stock units that settle in cash in a single lump sum payment as soon as practicable after retirement (taking into account the required six-month delay in payment required under the American Jobs Creation Act of 2004). Messrs. Cramer and Pryor have outstanding retention awards.

Stock Ownership

- The table below shows stock ownership as a multiple of salary and the percentage of shares that are still subject to restrictions for the Named Executive Officers and the average for all other current executive officers as of year-end 2009. Valuation for this purpose is based on the year-end stock price. These levels of ownership ensure executive officers have a significant stake in the sustainable long-term success of the Corporation.

Name	Dollar Value of Stock Ownership as a Multiple of Salary	Percent of Shares Restricted
R.W. Tillerson	44	88%
D.D. Humphreys	42	84%
M.J. Dolan	31	88%
H.R. Cramer	63	62%
S.D. Pryor	61	61%
All Other U.S. Dollar-Paid Executive Officers (average)	27	75%

Retirement

Common Programs

- Senior executives participate in the same tax-qualified pension and savings plans as most other U.S. employees. Senior executives also participate in the same nonqualified defined benefit and defined contribution plans as other U.S. executives.
- A key principle on which the pension and savings programs are based is commonality of design for all employees, except where the American Jobs Creation Act of 2004 requires delayed timing of nonqualified plan distributions for higher-level executives. The same principle of commonality applies to the Company health care benefits (see page 50).

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Pension Plans

- The tax-qualified and nonqualified pension plans, described in more detail beginning on page 47, provide an annual benefit of 1.6 percent of final average pay per year of service, with an offset for Social Security benefits.
- Pay for the purpose of pension calculations includes base salary and bonus but does not include equity compensation.
- Bonus includes the amounts that are paid at grant and the amounts delayed by the Company, as described beginning on page 28.
- The portion of annual bonus subject to delayed payment is expected to pay out subject to forfeiture provisions and therefore is included for pension purposes in the year of grant rather than the year of payment, as described on page 48.
- Pension benefits are paid upon retirement as follows:
  - Qualified pension plan benefits are payable, at the election of the employee, in a lump sum or in one of various forms of annuity payments.
  - Nonqualified pension plan benefits are paid in the form of an equivalent lump sum six months after retirement.

Qualified Savings Plan

- The qualified savings plan described on page 43 permits employees to make pre- or post-tax contributions and receive a Company-matching contribution of 7 percent of eligible salary, subject to Internal Revenue Code ("Code") limits on the amount of pay taken into account and the total amount of contributions.
- To receive the Company-matching contribution, employees must contribute a minimum of 6 percent of salary.
- Qualified benefits are payable in a single lump sum or in partial withdrawals at any time after retirement.
- The Code generally requires distributions to commence after the employee has attained age 70-1/2.

Nonqualified Savings Plan

- The nonqualified savings plan described on pages 43 and 49 does not permit employee contributions, but provides 7 percent of eligible pay to restore matching contributions that could not be made to the qualified plan due to Code limits.
- The nonqualified savings plan balance is paid in a single lump sum six months after retirement.

Compensation Committee Decisions

The Committee sets the compensation for the Named Executive Officers and certain other senior executives. The following describes the basis on which the Committee made decisions in 2009.

Analytical Tools

Tally Sheets	Pension Modeling	Benchmarking

Performance Measurements

Business Results	Performance Assessment	Experience & Responsibility

Analytical Tools

Tally Sheets

- A tally sheet is a matrix used by the Compensation Committee that shows the individual elements of compensation and benefits for each Named Executive Officer. The total of all compensation and benefit plan elements is included to reflect the full employment costs for each Named Executive Officer.
- Tally sheets were used for the following principal purposes:
  - To understand how decisions on each individual element of compensation affect total compensation for each senior executive;
  - To gauge total compensation for each senior executive against publicly available data for similar positions at comparator companies; and,
  - To confirm that equity compensation represents a substantial portion of each senior executive's total compensation.

Pension Modeling

- A pension modeling tool was used to determine how current compensation decisions would affect pension values upon retirement.

Benchmarking

- Compensation is benchmarked annually. The primary benchmark for the Named Executive Officers is a select group of large companies across industries.
- Comparator Companies
  - The following criteria are used to select comparator companies:
    - U.S. companies;
    - International operations;
    - Large scope and complexity;
    - Capital intensive; and,
    - Proven sustainability/permanence.
  - The 12 companies benchmarked are listed below. The comparator group included the same companies as noted in the 2009 Proxy Statement, except that Altria and Citigroup were removed from the overall analysis. Altria was removed due to the reduction in the scope of its operations when the U.S. and international businesses were separated through the formation of Philip Morris International. Citigroup was removed due to the uncertain future regarding the stability of its business model. The changes aligned the comparator group more closely with ExxonMobil's current business circumstances and

the above selection criteria.

AT&T	ConocoPhillips	IBM	Procter & Gamble
Boeing	General Electric	Johnson & Johnson	United Technologies
Chevron	Hewlett-Packard	Pfizer	Verizon

- In the United States, only Chevron and ConocoPhillips have the size, complexity, and geographic scope in the oil and gas business to provide reasonable comparisons. Other smaller oil companies in the United States do not have the international scale or functional integration to make comparisons meaningful for our senior executives.

- Principles
  - Consistent with the Compensation Committee's practice of using well-informed judgment rather than formulas to determine executive compensation, the Committee does not target any particular percentile among comparator companies at which to align compensation.
  - When the Committee cross-checks compensation levels against comparator companies, the focus is on a broader and more flexible orientation, generally a range around the median of comparator company compensation, which provides the ability to:
    - Better respond to changing business conditions;
    - Manage salaries based on a career orientation;
    - Minimize the potential for automatic ratcheting-up of compensation that could occur with an inflexible and narrow target among benchmarked companies; and,
    - Differentiate compensation based on experience and performance levels among executives.
  - These benchmarking principles apply to salaries and the annual incentive program that includes bonus awards and stock grants.
  - For the purpose of its analysis, the Compensation Committee does not adjust for differences in the types or nature of businesses. Consideration is given, however, to the differences in size, scope, and complexity among ExxonMobil and the comparator companies. This is one of several judgmental factors the Committee considers and is not based on a formula.
  - The Compensation Committee uses an independent consultant to assist in this analysis as discussed in the Corporate Governance section on page 11.

Performance Measurements

Decisions made by the Compensation Committee in 2009 were based on the Company's operating and financial performance, as well as individual performance, experience and level of responsibility as described below.

Business Results Considered

The operating and financial performance measurements listed below and the Company's continued maintenance of sound business controls and a strong corporate governance environment formed the basis for the salary and incentive award decisions made by the Committee in 2009. The Committee considered the results in the aggregate and over multiple years, in recognition of the long-term nature of our business.

- Earnings of $19.3 billion in 2009, down by 57 percent versus 2008. Five-year annual average of $36.1 billion.
- Total shareholder return was a negative 12.6 percent in 2009 versus the S&P 500 of 26.5 percent. Ten-year annual average of 7.7 percent, versus the S&P 500 of negative 1.0 percent.
- $26 billion distributed to shareholders as dividends and share purchases in 2009. $213 billion in dividends plus share purchases since the beginning of 2000. Dividend payments per share increased for the 27th consecutive year.
- Strong results in the areas of safety, health, and environment. Best-ever lost-time incident rate for combined employee and contractor workforce and leading the industry.
- Industry-leading return on average capital employed of 16.3 percent, with a five-year average of 29.2 percent.

Performance Assessment Process

- The above business results form the context in which the Committee assesses the individual performance of each senior executive, taking into account experience and level of responsibility.
- During the annual executive development review with the Board of Directors in October of each year, the CEO reviews the performance of the Management Committee and all officers in achieving results in line with the long-term business strategies (see page 25).
- The same long-term business strategies and results are key elements in the assessment of the CEO's performance by the Compensation Committee.
- The performance of all officers is also assessed by the Board of Directors throughout the year during specific business reviews and Board committee meetings that provide reports on strategy development; operating and financial results; safety, health, and environmental results; business controls; and, other areas pertinent to the general performance of the Company.
- The Committee does not use quantitative targets or formulas to assess executive performance or determine compensation. The Compensation Committee does not assign weights to the factors considered. Formula-based performance assessments and compensation typically require emphasis on two or three business metrics. For the Company to be an industry leader and effectively manage the technical complexity and global scope of ExxonMobil, the most senior executives must advance multiple strategies and objectives in parallel, versus emphasizing one or two at the expense of others that require equal attention.
- An executive's performance must be high in all key performance areas for the executive to receive an overall superior evaluation. Outstanding performance in one area will not cancel out poor performance in another. For example:
  - A problem in safety, health, or environmental performance in a business unit for which the executive is responsible could result in an executive's incentive award being reduced even though the executive's performance against financial and other criteria was superior.
  - A violation of the Company's code of business conduct could result in elimination of an executive's incentive award for the year, as well as termination of employment and/or cancelation of all previously granted awards that have not yet vested or been paid.
- The Management Committee and all other executive officers are expected to perform at the highest level or they are replaced. If it is determined that another executive is ready and

would make a stronger contribution than one of the current executive officers, a succession plan is implemented.

- The fact that executives ***do not have employment contracts, severance agreements, or change-in-control arrangements*** eliminates any real or perceived "safety net" with respect to job security. This increases the risk and consequences to the individual of performance that does not meet the highest standards.

Individual Experience and Responsibility

Experience and assigned responsibilities are factors in assessing the contribution of individual executives. The current responsibilities, tenure in the current job, and recent past experience of each Named Executive Officer are described below. Refer to page 40 for information on the leadership structure of the Company.

- Management Committee
  - Mr. Tillerson was a Senior Vice President before becoming President and a member of the Board in 2004, and Chairman of the Board and CEO in 2006.
  - Mr. Humphreys was Vice President and Controller, and then Vice President and Treasurer before becoming Senior Vice President and Treasurer in 2006.

  - Mr. Dolan was President of ExxonMobil Chemical Company before becoming Senior Vice President in 2008.
- Other Named Executive Officers
  - Mr. Cramer has been President of ExxonMobil Fuels Marketing Company since 1999.
  - Mr. Pryor was President of ExxonMobil Refining & Supply Company since 2004 before becoming President of ExxonMobil Chemical Company in 2008.

As discussed on page 28, the career service for Named Executive Officers ranges from 29 to over 38 years.

Pay Awarded to Named Executive Officers

- Within the context of the compensation program structure and performance assessment processes described above, the Compensation Committee aligned the value of 2009 incentive awards and 2010 salary adjustments with the:
  - Performance of the Company;
  - Individual performance;
  - Long-term strategic plan of the business; and,
  - Annual compensation of comparator companies.
- The Committee's decisions reflect judgment taking all factors into consideration, rather than application of formulas or targets. The Committee approved the individual elements of compensation and the total compensation as shown in the tables beginning on page 40.

CEO

- The higher level of compensation for Mr. Tillerson, CEO, versus the other Named Executive Officers reflects his greater level of responsibility, including the ultimate responsibility for the performance of the Corporation and oversight of the other senior executives.

Other Named Executive Officers

- The higher level of compensation for Mr. Humphreys, versus the other Named Executive

Officers, reflects his level of responsibility as Senior Vice President and Treasurer and tenure as a member of the Management Committee. Mr. Humphreys reports to the CEO.

- The compensation for the other Named Executive Officers is lower than that of the CEO and Mr. Humphreys based on combined salary, bonus, and the annual stock grant (calculated using the fair market value on date of grant). This occurs because Mr. Dolan has short tenure as Senior Vice President and Messrs. Cramer and Pryor report to designated members of the Management Committee (CEO and Senior Vice Presidents).

Compensation Allocation

- To achieve alignment with the interests of shareholders, it is the objective that 50 to 70 percent of annual total remuneration be in the form of stock with long holding periods as described on page 29.
- To further tie compensation to the performance of the business, the objective is to have 10 to 20 percent of annual total remuneration in the form of variable annual bonus awards, which are described beginning on page 28.
- Salary represents less than 10 percent of annual total remuneration, with pension accruals and other forms of compensation comprising the remainder.

- Whether an executive's total compensation is near, substantially below, or substantially above the comparator group median is a qualitative factor the Compensation Committee considers along with experience, level of responsibility, and performance (see page 34).
- The allocation of compensation in 2009 for the CEO and the average for the other Named Executive Officers is illustrated in the chart below.


CEO
Other Compensation
21%
Restricted Stock
62%
Salary
Bonus
Other Named Executive Officers (Average)
Restricted Stock
60%
Other Compensation
21%
Salary
Bonus
11%

Salary

- The changes in salary for the Named Executive Officers from the prior year, as shown in the "Summary Compensation Table" primarily reflect adjustment to the competitive position of the base salary program for all U.S. executives, taking into account increased individual experience and level of responsibility.

Bonus

- Annual bonuses (consisting of cash plus the full value of Earnings Bonus Units awards) for the Named Executive Officers other than Mr. Dolan were reduced 40 percent compared to 2008. Mr. Dolan's bonus was reduced 32 percent.
- The changes primarily reflect a lower level of Company earnings in 2009.
- The relative difference in Mr. Dolan's bonus compared to the other Named Executive Officers

reflects his transition to a higher-level position. Mr. Dolan first joined the Company's Management Committee in 2008.

Restricted Stock

- The number of shares granted as restricted stock in 2009 to each Named Executive Officer was the same as their 2008 grant except for Mr. Dolan, whose grant level was increased.
- The grant date fair value of each restricted share was 4 percent lower in 2009, in line with the lower stock price on the 2009 grant date compared to 2008.
- The increase in the number of shares granted to Mr. Dolan from 2008 reflects his transition to a higher-level position as previously noted.

Other Compensation

- This category comprises the change in pension value and all other compensation as shown in the "Summary Compensation Table."

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Award Timing

- The Compensation Committee grants incentive awards to the Company's senior executives at their regular November meeting, which is held either the day of or the day before the regularly scheduled November Board of Directors meeting.
  - The Board of Directors meeting is scheduled over a year in advance and is held on the last Wednesday of the month (or on Tuesday if the last Wednesday immediately precedes Thanksgiving).
  - This firm timing of award grants is reinforced through a decision-making process in which the Corporation does not grant awards by written consent.
- A committee comprising ExxonMobil's Chairman and Senior Vice Presidents grants incentive awards to other eligible managerial, professional, and technical employees, within the parameters of the bonus and equity award ceilings approved by the Compensation Committee. The schedule of the November meeting of the Compensation Committee as described above determines when this committee meets to approve the annual incentive grants for employees under its purview.
- The Company has not granted stock options since 2001.
- Previously granted stock options that remain outstanding were granted on the same annual schedule described above except for grants in 1999. Due to the fact that the merger of Exxon Corporation and Mobil Corporation closed on November 30 of that year, the regular annual grant meeting date was moved to December 8. Grants to other managerial, professional, and technical employees were made on December 8, and also to additional grantees on April 26, 2000, after employee data for the two companies had been more fully integrated.
- The exercise price for each stock option grant was the average of the high and low sale prices reported on the NYSE on the date of the grant meeting.

Tax Matters

- U.S. income tax law limits the amount ExxonMobil can deduct for compensation paid to the CEO and the other three most highly paid executives other than the Principal Financial Officer (PFO). Performance-based compensation that meets Internal Revenue Service requirements is not subject to this limit.
  - The short term awards and restricted stock grants described above are intended to meet these requirements so that ExxonMobil can deduct the related expenses. Under the

material terms of performance goals previously approved by shareholders, the Corporation must achieve positive net income (earnings) in order to make any incentive awards to the covered executives. If positive earnings are achieved, individual awards to these executives are subject to a maximum cap of 0.2 percent of earnings in the case of short term awards, and 0.5 percent of earnings in the case of long term awards. Restricted stock awards to the covered executives for purposes of Section 162(m) of the Internal Revenue Code are only made under the "performance stock" provisions of the 2003 Incentive Program, which include the shareholder-approved goal and cap. The Compensation Committee has no authority to amend or change the shareholder-approved goals.

- These terms have been established to meet tax regulations and do not represent the actual operational goals we expect our senior executives to achieve. Actual award levels are determined based on a subjective consideration of all the factors previously discussed in this report and have been significantly less than the shareholder-approved caps.

– Salaries for senior executives may be set at levels that exceed the U.S. income tax law limitation on deductibility. The primary drivers for determining the amount and form of executive compensation are the retention and motivation of superior executive talent rather than the Internal Revenue Code.

- In 2005, the Compensation Committee eliminated the ability of executives to defer payment of incentive awards. No element of compensation for executives can be deferred prior to retirement.
- Tax assistance is not provided by the Company for either the short term or long term incentive awards discussed above.
- The Company has designed all nonqualified pension and other benefits in a manner intended to avoid tax penalties that potentially could be imposed on the recipients of such amounts by Section 409A of the Code by fixing the form and timing of distributions to eliminate executive and Company discretion.
- The above discussion of tax consequences is based on the Company's interpretation of current tax laws.
- As discussed in the Litigation section on page 16, a purported shareholder complaint has been filed alleging, among other things, that certain incentive compensation awarded to the Named Executive Officers is not tax deductible by the Company.